UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                             October 9, 2020

Via Email

Aric Spitulnik
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

        Re:     TESSCO Technologies Incorporated
                Preliminary Consent Revocation Statement filed on October 2,
2020
                File No. 001-33938

Dear Mr. Spitulnik:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Preliminary Consent Revocation Statement

Questions and Answers About this Consent Revocation Statement, page 1

     1. In the definition of the    Barnhill Proposals    on page 1, we note
that you described
        Proposals 3 and 4 as    certain other corporate actions related to the
Bylaws.    Please
        revise to describe those proposals in greater detail.

     2. On page 1, please clarify (if true) that the solicitation for consent revocation is being
        conducted by all the members of Tessco   s Board of Directors other
than Mr. Barnhill.

     3. On page 2, you note that if the Barnhill Proposals pass,    Mr.
Barnhill and his nominees
        would comprise five of the seven members of the Board.    Please revise
clarify that the
        Barnhill Proposals could pass but that depending on consents received, less than five of
 Arik Spitulnik
TESSCO Technologies Incorporated
October 9, 2020
Page | 2

        the current members of the board could be removed and/or less than four of the Barnhill
        Nominees could be elected.

Description of the Barnhill Consent Solicitation, page 4

    4. We note the following statement on page 4:    Pursuant to the Bylaws,
the resulting
       vacancies would be filled by the Board or the Company   s shareholders.
  Please revise
       to summarize the processes by which such vacancies could be filled by either the Board
       or the Company   s shareholders.

Background of the Barnhill Consent Solicitation, page 6

    5. We note the following statement on page 6:    In March and April, 2020
Mr. Barnhill
       directly contacted several Company employees to request information that the Special
       Committee believed was related to Mr. Barnhill   s desire to take the
Company private
       and not in furtherance of his role as the Chairman of the Board.
Please revise to clarify
       the basis for the Special Committee   s belief.

Effect of a GREEN Consent Revocation Card, page 10

    6. Please revise this section to clarify the effect of marking    DO NOT
REVOKE MY
       CONSENT    on the Consent Revocation Card.

Section 16(a) Beneficial Ownership Reporting Compliance, page 22

    7. Please revise the section title to read    Delinquent Section 16(a)
Reports.    See Item 7(b)
       of Schedule 14A and Item 405(a)(1) of Regulation S-K.

Appendix A - Certain Information Regarding Participants in this Solicitation

    8. Please provide the disclosure required by Item 5(b)(1)(iii) with respect to each participant.

                                        *       *      *
 Arik Spitulnik
TESSCO Technologies Incorporated
October 9, 2020
Page | 3

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                           Sincerely,

                                                           /s/ Valian A. Afshar

                                                           Valian A. Afshar
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions

cc:    Douglas M. Fox, Esq.
       Ballard Spahr LLP